UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: May 23, 2007

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1111 Bagby	
Sky Lobby 2	**77002**
Houston, Texas	(Zip code)
(Address of principal executive offices)	

713-651-7000
(Registrant's telephone number, including area code)

333 Clay Street, Suite 4200
Houston, Texas 77002
(former address)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 1.01 Entry into a Material Definitive Agreement.

On May 18, 2007, EOG Resources, Inc. (EOG) amended its 5-year $600 million unsecured Revolving Credit Agreement (Agreement) with domestic and foreign lenders and JPMorgan Chase Bank, N.A., as Administrative Agent, to increase the facility from $600 million to $1 billion and to provide EOG the option to request letters of credit to be issued in an aggregate amount of up to $1 billion, replacing the previous limitation of up to $200 million. Concurrent with the effectiveness of the amendment, the maturity date of the Agreement was extended from June 28, 2011 to June 28, 2012. There are no borrowings or letters of credit currently outstanding under the Agreement.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.

The information described above under "Item 1.01 Entry into a Material Definitive Agreement" is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

I.   Price Risk Management

With the objective of enhancing the certainty of future revenues, from time to time EOG Resources, Inc. (EOG) enters into New York Mercantile Exchange related financial commodity collar and price swap contracts. EOG accounts for these financial commodity derivative contracts using the mark-to-market accounting method. In addition to financial transactions, EOG is a party to various physical commodity contracts for the sale of hydrocarbons that cover varying periods of time and have varying pricing provisions. The financial impact of physical commodity contracts is included in revenues at the time of settlement, which in turn affects average realized hydrocarbon prices.

II. *Natural Gas Financial Price Swap Contracts*

Since EOG filed its Quarterly Report on Form 10-Q on April 30, 2007, EOG has entered into additional natural gas financial price swap contracts covering notional volumes of 40,000 million British thermal units per day (MMBtud) for the period January 2008 through December 2008 at an average price of $9.05 per million British thermal units (MMBtu). Presented below is a comprehensive summary of EOG's natural gas financial price swap contracts as of May 23, 2007.

Natural Gas Financial Price Swap Contracts		
	Volume (MMBtud)	Weighted Average Price ($/MMBtu)
2007		
April (closed)	120,000	$ 8.81
May (closed)	120,000	8.65
June	120,000	8.74
July	120,000	8.84
August	120,000	8.92
September	120,000	9.00
October	120,000	9.14
November	120,000	9.94
December	120,000	10.70
2008		
January	40,000	$ 10.09
February	40,000	10.09
March	40,000	9.86
April	40,000	8.50
May	40,000	8.36
June	40,000	8.43
July	40,000	8.52
August	40,000	8.58
September	40,000	8.62
October	40,000	8.71
November	40,000	9.18
December	40,000	9.65

III.   Crude Oil Financial Price Swap Contracts

EOG has not entered into any additional crude oil financial price swap contracts since EOG filed its Quarterly Report on Form 10-Q on April 30, 2007, which provided an update of all such financial contracts as of that date. Presented below is a comprehensive summary of EOG's crude oil financial price swap contracts as of May 23, 2007, with notional volumes expressed in barrels per day (Bbld) and prices in dollars per barrel ($/Bbl).

Crude Oil Financial Price Swap Contracts		
	Volume (Bbld)	Weighted Average Price ($/Bbl)
2007		
April (closed)	4,000	$ 78.57
May	4,000	78.50
June	4,000	78.40
July	4,000	78.28
August	4,000	78.16
September	4,000	78.03
October	4,000	77.91
November	4,000	77.75
December	4,000	77.57

IV.   Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations of them or by comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the availability and cost of drilling rigs, experienced drilling crews, materials and equipment used in well completions, and tubular steel; the availability, terms and timing of governmental and other permits and rights of way; the availability of pipeline transportation capacity; the availability of compression uplift capacity; the extent to which EOG can economically develop its Barnett Shale acreage outside of Johnson County, Texas; whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas; political developments around the world; acts of war and terrorism and responses to these acts; weather; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. Forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: May 23, 2007   By: /s/ TIMOTHY K. DRIGGERS
                                              Timothy K. Driggers
                                              Vice President and Chief Accounting Officer
                                              (Principal Accounting Officer)